EXHIBIT 23.2

INDEPENDENT AUDITORS’ CONSENT

We consent to the use in this Amendment No. 1 to Registration Statement No. 333-113295 of Brillian Corporation of our report dated March 2, 2004 (which expresses an unqualified opinion and includes an explanatory paragraph that describes that prior to the spin-off from Three-Five Systems, Inc. on September 15, 2003, the financial statements of Brillian Corporation were prepared from the separate records maintained for the microdisplay business of Three-Five Systems, Inc., as discussed in Note 1), appearing in the Prospectus, which is part of such Registration Statement, and to the reference to us under the headings “Selected Financial Data” and “Experts” in such Prospectus.

/s/ DELOITTE & TOUCHE LLP

DELOITTE & TOUCHE LLP

Phoenix, Arizona
April 19, 2004